Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A portfolio is required to make distributions of any income and gains realized in the prior fiscal year. If a portfolio has a net investment loss or realized losses in the current year, such distributions may be in excess of the Portfolio's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the period ended December 31, 2013, have been reclassified among the components of net assets as follows:

      Undistributed                    Undistributed           Paid-In
      Net Investment                   Net Realized            Capital
      Income/(Loss)                     Gain/(Loss)

Janus Aspen Balanced Portfolio
        $(439,955)			$439,956		$(1)
Janus Aspen Enterprise Portfolio
        $(220)				$220			$0
Janus Aspen Flexible Bond Portfolio
        $3,403,421			$(3,403,421)		$0
Janus Aspen Forty Portfolio
        $(10,910)			$10,910		 	$0
Janus Aspen Global Allocation - Moderate Portfolio
        $0				$1			$(1)
Janus Aspen Global Research Portfolio
        $(298,678)			$298,678		$0
Janus Aspen Global Technology Portfolio
        $1,908				$11,411			$(13,319)
Janus Aspen INTECH US Low Volatility Portfolio
        $73				$(72)			$(1)
Janus Aspen Janus Portfolio
        $(1,227,731)			$1,227,731		$0
Janus Aspen Overseas Portfolio
        $23,513,552			$(23,513,552)		$0
Janus Aspen Perkins Mid Cap Value Portfolio
        $(35,767)			$35,767			$0
Janus Aspen Protected Series - Growth
        $22,019			        $164			$(22,182)